Exhibit 99(k)(3)

COMPLIANCE SERVICES AGREEMENT

AGREEMENT dated as of January 19, 2017 (the “Effective Date”) between Griffin Institutional Access Credit Fund (the “Trust”), a Delaware statutory trust, and Cipperman Compliance Services, LLC (“CCS”), a Pennsylvania limited liability company.

WHEREAS, the Trust is a an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, shares of beneficial interest in the Trust are divided into separate series (each, along with any series which may in the future be established, a “Fund,” collectively, the “Funds”);

WHEREAS, each Fund is managed and/or advised by an investment adviser and sub-advisers (each, an “Adviser”; together, the “Advisers”) registered under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Board of Trustees of the Trust (the “Board”) is required to implement a compliance program pursuant to Rule 38a-1 (“Rule 38a-1”) of the 1940 Act including the designation of a chief compliance officer (the “CCO”);

WHEREAS, the Trust wishes to engage CCS to provide certain compliance services on behalf of the Trust;

WHEREAS, CCS wishes to provide such services to the Trust under the conditions set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Fund and CCS agree to the Terms and Conditions described in Exhibits A-D.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By	/s/ Randy Anderson
Name: Randy Anderson
Title: Chairman of the Board of Trustees

CIPPERMAN COMPLIANCE SERVICES, LLC

By	/s/ Todd Cipperman
Name: Todd Cipperman
Title: Principal

Exhibit 99(k)(3)

Exhibit A

Services

Base Services (included in monthly fee):

1.
Chief Compliance Officer.  CCS will designate a member of our staff (acceptable to the Board) to serve as Chief Compliance Officer pursuant to Rule 38a-1.  The CCO will be responsible for administering the Trust’s policies and procedures, reporting to the Board, providing the annual written compliance report, and any other matters required of a CCO under the Investment Company Act.

2.
Policies and Procedures.  CCS will proactively maintain and update the Trust’s compliance manual to reflect regulatory changes and changes to the Trust’s business.  CCS will draft all policies and work with management and the Board to include all recommended revisions and changes.  CCS will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

3.
Certifications.   CCS will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto, and obtain quarterly compliance certifications.

4.
Annual Review.  CCS will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Trust and the relevant service providers.  Pursuant to Rule 38a-1(a)(4)(iii), the annual report will address (A) the operation of the policies and procedures of the fund and each investment adviser, principal underwriter, administrator, and transfer agent of the fund, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review; and (B) each Material Compliance Matter (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report.  The review will include a review of the policies and procedures, interviews of key personnel, obtaining certifications, conducting rolling site visits of service providers, reviewing internal and/or third party compliance and internal control reports, reviewing cited regulatory deficiencies and/or exam results, noting observed risks, and testing implementation.  CCS will provide a detailed written report of our findings to the Board.

5.	Compliance Calendar. CCS will create, implement, and follow a detailed compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.

6.
Advice, Guidance, and Support.  CCS will provide unlimited real-time advice and guidance to management or the Board with respect to any compliance and regulatory question (up to 36 hours per year combined with the Adviser)

Exhibit 99(k)(3)

7.
Board Reporting.  A representative from CCS will attend all Board meetings and report material compliance issues to the Board.  CCS will also review certifications of various service providers and make a series of written compliance certifications.

8.
On-Site Due Diligence.  CCS will conduct an onsite due diligence review of the operations of each Adviser and Sub-Adviser at least once every 24 months and conduct a phone due diligence for the interim fiscal years.

9.
Code of Ethics.  CCS will utilize our proprietary technology and process to manage all processes under the Trust’s Code of Ethics including obtaining certifications, cross-checking personal trading account records, and preclearing transactions.  CCS will also recommend discipline where appropriate.

10.
Regulatory Exams.  CCS will provide up to 24 hours of support (combined with the Adviser) related to responding to regulatory exams conducted by the SEC.  This will include assembling materials in response to requests, interfacing with the exam staff, and preparing a written response to deficiencies.

11.	Training. CCS will offer training sessions (up to 6 hours per year) on topics and to personnel designated by management or the Board.

Additional Services (not included in monthly fee):

-	Implementing operational procedures;
-	Training other than as described in Base Services;
-	Assisting with licensing requirements for individuals;
-	Conducting email reviews;
-	Responding to regulatory examinations in excess of the hours described in Base Services;
-	Responding to client inquiries or RFPs;
-	Reviewing fund marketing materials;
-	Preparing/reviewing regulatory filings;
-	Providing regulatory advice and responding to internal inquiries examinations in excess of the hours described in Base Services;
-	Utilizing third party technology (including manual) to manage the Code of Ethics processes;
-	A compliance review required within 6 months of the Effective Date;
-	Providing compliance services to affiliates;
-	Providing compliance services with respect to other jurisdictions, statutes, or regulations, other than as described herein;
-	Traveling to offices other than the principal place of business;
-	Providing services before or after the Term hereof;
-	Providing services not described above under “Base Services;” and
-	Providing other compliance services as reasonably requested.

Exhibit 99(k)(3)

Exhibit B

Fees and Term

Fee for Base Services: $5000 per month

Hourly rate for Additional Services: $450/hour

Initial Term: 36 months

Exhibit 99(k)(3)

Exhibit D

Addenda

Clause (i) of Section III.A. shall be deleted and replaced with the following:

(i)            any action taken or omitted to be taken in accordance with or in reasonable reliance upon written or oral instructions, advice, data, documents or information (without investigation or verification) received by CCS from or on behalf of the Trust or

Clause (iii) of Section III.B. shall be deleted and replaced with the following:

(iii) any material breach of any of the Trust’s obligations, representations or warranties hereunder, or

The following section shall be added to Article III:

G.          CCS (the “CCS Indemnifying Party(ies)”) agrees to indemnify and hold harmless the Trust, its employees, agents, officers, directors, affiliates and nominees (collectively, the “Trust Indemnified Parties”) from and against any and all third-party claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, and reasonable attorneys’ fees (a “Trust Claim”) actually incurred by any Trust Indemnified Party or for which any Trust Indemnified Party may be held liable arising out of or related to CCS’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.

H.          Unless a loss is caused by the willful misfeasance, bad faith, gross negligence, or reckless disregard by the Indemnifying Party,  payments by any Indemnifying Party pursuant Sections III(B) or III(G) are limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by Indemnified Party in respect of any such indemnity claim, less any related costs and expenses, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or charge-backs.  Promptly after the realization of any insurance proceeds, indemnity, contribution or similar payment, Indemnified Party shall reimburse Indemnifying Party for such reduction in losses for which Indemnified Party was paid under this Section III prior to the realization of reduction of such losses.

Section V.A. shall be amended by adding the following:

This Agreement shall also terminate with respect to a particular Fund in the event of its termination or dissolution.

Section V.B. shall be deleted and replaced with the following:

Exhibit 99(k)(3)

B.          CCS may immediately terminate this Agreement in the event that (a) CCS no longer provides CCO services to the Adviser; (b) the Board does not approve the performance of Required Additional Services; or (c) CCS reasonably determines that (i) a Service Provider appointed after the date hereof would have a material adverse effect on the Trust’s compliance program or (ii) the Adviser, the Trust, or any Service Provider takes action or fails to take action that would have a material adverse effect on the Trust’s compliance program.  CCS shall cooperate with the Trust to ensure an effective transition to a successor service provider to minimize disruption to the Trust.

Address for Notices:

Griffin Capital Corporation
Griffin Capital Plaza
1520 Grand  Avenue
El Segundo, CA 90245

Internal Compliance Officer: Howard Hirsch